FOR IMMEDIATE RELEASE                                       [LOGO OF CORP BANCA]

                    CORP BANCA ISSUES 10-YEAR BONDS IN CHILE

Santiago, Chile, June 13, 2006 - CORP BANCA (NYSE: BCA, Santiago: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, announced the closing of its issuance and sale of U.F. 2,000,000 (approximately U.S.$67 million) aggregate principal amount of bonds due 2016. U.F. (unidad de fomento) is a Chilean currency unit that periodically adjusts to reflect inflation in Chile. The deal settled through the Santiago Stock Exchange.

The purpose of this bond issuance was to finance Corp Banca's expected growth in mortgage loans in 2006. The bonds, which settled on June 7, were structured by Corp Banca Asesorias Financieras S.A. and placed by Corp Banca Corredores de Bolsa S.A. The bonds were offered through the Santiago Stock Exchange during a ten-minute open auction, but the entire U.F. 2,000,000 principal amount of the issuance was sold one minute after the auction began. By the end of the auction, the bond had been three times oversubscribed.

The bonds were sold at a spread of 112 basis points over the five-year U.F.-denominated bonds issued by Chile's Central Bank, or the five-year BCU. Recently, similarly structured bonds in the Chilean market have been priced at a spread of more than 130 basis points over their respective benchmarks.

In May 2005, Corp Banca closed the largest bond issue placed in the Chilean market when it raised U.F. 8 million in a single sale, priced at a spread of 93 basis points over the five-year BCU. The proceeds of the 2005 bond were applied to finance Corp Banca's growth in mortgage loans in 2004 and 2005.

Christian Schiessler, the head of Corp Banca's International and Treasury Division, commented: "This bond issue is related to the continued growth in our mortgage loan portfolio, which includes both residential and commercial mortgages. Mortgage lending has been a key growth area for Corp Banca. In 2005 and 2006, Corp Banca's growth rate in this area has outpaced the average for the Chilean banking sector for such loans and our market share in this area has been expanding since 2003. Furthermore, the attractive terms that our bond issue achieved demonstrate Corp Banca's enhanced credibility and standing among investors."

www.corpbanca.cl            Huerfanos 1072, Santiago, Chile                    1
                                Phone: 56 (2) 687 8000

FOR IMMEDIATE RELEASE                                       [LOGO OF CORP BANCA]

The main characteristics of the bond issue are:

--------------------------------------------------------------------------------
Principal amount                        U.F. 2,000,000
--------------------------------------------------------------------------------
Series                                  Series J
--------------------------------------------------------------------------------
Currency                                Unidad de Fomento or U.F.  As of June 7,
                                        one U.F. was equal to 18,119,03 Chilean
                                        pesos and U.S.$33.8.
--------------------------------------------------------------------------------
Maturity                                10 years
--------------------------------------------------------------------------------
Early redemption                        Not applicable/non callable
--------------------------------------------------------------------------------
Interest accrual                        From June 1, 2006
--------------------------------------------------------------------------------
Interest rate                           4.0% per annum, compounded
                                        semi-annually, equal to 1.9804%
                                        semi-annually
--------------------------------------------------------------------------------
Interest periods                        Semi-annual
--------------------------------------------------------------------------------
Amortization                            Semi-annual, equal
--------------------------------------------------------------------------------
Feller-Rate Risk Rating Agency (1)(2)   AA-
--------------------------------------------------------------------------------
Fitch Ratings (2)                       AA-
--------------------------------------------------------------------------------

1 Feller-Rate Risk Rating Agency is a Chilean rating agency
2 These ratings refer to the specific bond issue and not to Corp Banca in general

ABOUT CORP BANCA:
Corp Banca is a Chilean financial institution offering a wide variety of corporate and retail financial products and services. Its shares are listed on the New York Stock Exchange (NYSE: BCA) and on the Santiago Stock Exchange (Santiago: CORPBANCA).

FORWARD-LOOKING STATEMENTS:
This press release contains forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Corp Banca to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

www.corpbanca.cl            Huerfanos 1072, Santiago, Chile                    2
                                Phone: 56 (2) 687 8000

FOR IMMEDIATE RELEASE                                       [LOGO OF CORP BANCA]

Contact:  Raul Rubel B.
          Investor Relations
          Corp Banca
          Tel. (56 - 2) 687-6075
          Santiago, Chile
          raul.rubel@corpbanca.cl


          Nicolas Bornozis
          President
          Capital Link, Inc.
          Tel. (212) 661-7566
          New York, USA
          nbornozis@capitallink.com

www.corpbanca.cl            Huerfanos 1072, Santiago, Chile                    3
                                Phone: 56 (2) 687 8000